 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________________________
 FORM 11-K
  __________________________________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
Commission File Number 1-8519
  __________________________________________________
CINCINNATI BELL INC.
SAVINGS AND SECURITY PLAN
  __________________________________________________
 CINCINNATI BELL INC.
221 East Fourth Street
Cincinnati, Ohio 45202

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of the
Cincinnati Bell Inc. Savings and Security Plan:
We have audited the accompanying statements of net assets available for benefits of the Cincinnati Bell Inc. Savings and Security Plan (the “Plan”) as of December 30, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 30, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2014 and 2013 and the related statement of changes in net assets available for benefits for the year ended December 30, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 30, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Cincinnati Bell Inc. Savings and Security Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Barnes, Dennig & Co., LTD
Cincinnati, Ohio
June 29, 2015

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(DOLLARS IN THOUSANDS)

	December 30,
	2014	2013
Investments
Investment in Master Trust	$83,444	$77,044
Notes Receivable
Participant loans	2,501	2,570
Net assets available for benefits at fair value	$85,945	$79,614
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(121)	(120)
Net assets available for benefits	$85,824	$79,494

See Notes to Financial Statements.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 30, 2014
(DOLLARS IN THOUSANDS)

Net assets available for benefits as of December 30, 2013	$79,494

Contributions:
Employee	2,827
Employer	1,536
Total contributions	4,363

Investment gain from Master Trust	5,160

Interest on participant loans	106

Transfers to other Company-sponsored plans, net	(642)
Distributions:
Benefits paid to participants	(2,645)
Administrative expense paid by the Plan	(12)
Total distributions	(2,657)

Net increase in assets available for Plan benefits	6,330

Net assets available for benefits as of December 30, 2014	$85,824

See Notes to Financial Statements.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS

(1)	Plan Description and Accounting Policies

a.
General: The Cincinnati Bell Inc. Savings and Security Plan (the “Plan”) is sponsored by Cincinnati Bell Inc. (together with its subsidiaries, the “Company” or “Cincinnati Bell”) and administered generally through the Company Employees’ Benefit Committee.

The Plan is, subject to certain exceptions, currently available to hourly employees of the Company. Hourly employees are generally defined as employees either (i) who are represented by a collective bargaining unit (unless the applicable collective bargaining agreement does not approve their participation in the Plan) or (ii) whose position is an hourly-paid position that is or at any prior time had been subject to automatic wage progression or covered under the Plan. However, an hourly employee hired on or after February 1, 2008 and in a position described in clause (ii) above is generally not eligible for the Plan.
In addition, certain persons who might be considered part of the above classes of employees (including but not limited to co-op students, interns, temporary employees, and contingency employees) are ineligible to participate in the Plan.
These Notes to Financial Statements provide a brief description of certain provisions of the Plan, but do not constitute a document under which the Plan is operated, and, in the event of any conflict between these Notes to Financial Statements and the Plan documents, the Plan documents shall control. Participants must refer to the Plan documents and to the summary plan description for further details of the Plan.
The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Plan’s fiscal year (the “plan year”) begins each December 31 and ends the following December 30. The Plan’s trustee is Fidelity Management Trust Company (together with its affiliates, “Fidelity”).
In accordance with FASB Accounting Standards Codification (“ASC”) 962 - Plan Accounting - Defined Contribution Pension Plans, the Statement of Net Assets Available for Benefits presents the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis for the fully benefit-responsive investment contracts.

b.
Employee Contributions: The Plan generally permits eligible employees to contribute for each pay period, in before-tax and/or after-tax dollars, any amount that is an increment of $5 and not more than 75% of the participant’s plan compensation. The Plan generally permits employees hired before February 1, 2008 to contribute to the Plan after completing at least one year of service and permits employees hired on or after February 1, 2008 (“Tier 2 participants”) to contribute to the Plan immediately upon being hired.

Further, effective January 1, 2012, eligible employees who are not Tier 2 participants but who as of January 1, 2012 did not have either 25 or more years of net credited service with the Company and an attained age of at least 55, are treated in the same manner as Tier 2 Participants for the purpose of determining the matching contributions to be made for them (as is discussed in Note (1)c below).
The Plan provides that contributions made by eligible employees to the Plan will be invested at the employees' direction. Contributions made by eligible employees to the Plan without an elected investment option will be invested in the Plan’s default investment option, an age specific Vanguard Target Retirement Fund. Plan participants may elect to change their contribution and investment elections or discontinue participation in the Plan at any time.
The amount of a participant’s before-tax contributions for any calendar year generally cannot exceed $17,500, the legal limit in 2014. If the participant is age 50 or older by the end of the calendar year, the participant is allowed to make additional before-tax contributions up to $5,500, the maximum amount per the Code in 2014. The amount of a participant’s contributions is subject to additional provisions under the Code, which could further limit the amount of a participant’s contributions for any plan year.
Participant contributions are allocated to the participant’s account under the Plan (“Plan account”). A participant is always fully vested in the part of the Plan account attributable to employee contributions.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS

A participant is generally not subject to federal income tax on the amount of before-tax contributions to the Plan, or on the earnings on the before-tax and after-tax contributions, until the amounts are distributed from the Plan to the participant.

c.
Employer Contributions: For participants who are Tier 2 participants, or treated as Tier 2 participants for matching contributions, the Company generally makes matching contributions in an amount equal to 100% of the participant’s basic contributions made for any pay period. For all other participants, the Company makes matching contributions in an amount equal to 66 2/3% of the participant’s basic contributions made for any pay period.

A participant’s basic contributions are, for this purpose, generally equal to the portion of the participant’s before-tax and after-tax contributions made for any week that is not in excess of amounts as defined in the Plan document or applicable collective bargaining agreement. Any excess of a participant’s contributions over the basic contribution limit is not eligible for the Company match.
Matching contributions are generally made on a bi-weekly basis under the current practice of the Company and must be made by the end of the first full month that ends after the participants’ related contributions are made.
The Company’s matching contributions for a participant are allocated to the participant’s Plan account. A participant is generally vested in the Company’s matching contributions if credited with at least three years of vesting service. However, a participant may become vested in such part of his or her Plan account in certain other situations, including continued employment with the Company after attaining age 65 or termination of employment with the Company due to total disability or death.
A participant is generally not subject to federal income tax on the amount of the matching contributions or on the earnings on these contributions until the amounts are distributed from the Plan to the participant.

d.
Rollovers: A participant may elect to rollover to the Plan an otherwise taxable distribution from another employer’s tax-qualified savings, profit sharing, or other employer plan, if the distribution meets certain conditions set forth in the Plan and the Code.

Any rollover contributions are allocated to the participant’s Plan account. A participant is always fully vested in the part of the Plan account attributable to rollover contributions.
A participant is generally not subject to federal income tax on the rollover contributions or on the earnings on the rollover contributions until the amounts are distributed from the Plan to the participant.

e.
Employee-Directed Investments: A participant can specify the manner in which contributions made by or for the participant to the Plan shall be invested in the available funds under the Plan, and may elect to change the funds to which future contributions are allocated and transfer amounts held in the participant’s Plan account from one fund to another.

f.	Distributions to Participants: A participant may receive a distribution of all or a portion of his or her Plan account while employed by the Company only in certain circumstances.
In general, a participant, while still employed by the Company, may withdraw, for any reason, after-tax contributions, rollover contributions, and the vested part of the Plan account attributable to Company matching contributions made for plan years before the three consecutive plan years that end with the plan year of the withdrawal. However, if the participant withdraws any after-tax contributions that have received a matching contribution from the Company and were contributed in the plan year of the withdrawal and/or either of the two immediately preceding plan years, the entire non-vested portion of his or her Plan account will be forfeited, and the participant will be suspended from actively participating in the Plan for six months after the withdrawal.
Further, a participant, while still employed by the Company, can withdraw amounts that are attributable to before-tax contributions if the withdrawal is required by reason of the participant’s hardship situation, which meets the rules set forth in the Plan concerning hardship withdrawals. Any hardship withdrawal does not include the earnings on the before-tax contributions that were allocated after December 31, 1988.
Other than for the withdrawals described above, the distribution of a participant’s Plan account will generally occur only after the participant’s employment with the Company has terminated for any reason, including retirement, discharge, termination, disability, or death. Only the portion of the participant’s Plan account that is vested may be distributed; the non-vested portion of such account, if any, is forfeited in accordance with rules set forth in the Plan.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS

If the value of the participant’s vested Plan account is $1,000 or less, the participant’s vested account under the Plan can be distributed, within a reasonable administrative period, in a lump sum and without the consent of the participant after the participant’s employment with the Company ends for any reason.

g.
Participant Loans: Loans are available from the Plan to participants under the current provisions and policies of the Plan. Loans are subject to several conditions, certain of which are described below.

A participant cannot have more than two outstanding loans from the Plan at any time. The minimum amount of any loan to a participant is $1,000, while the maximum amount cannot exceed the lesser of (i) 50% of the vested balance of the participant’s Plan account, excluding amounts attributable to the participant’s contributions which were matched and the associated matching contributions from the Company for the plan year of the loan and the two preceding plan years and income earned after 1988 on the participant’s before-tax contributions, or (ii) $50,000 reduced by the highest outstanding balance of loans made to the participant from the Plan and other plans of the Company during the one year period preceding the new loan date.
The Company Employees’ Benefit Committee determines the interest rate charged by the Plan on a loan made to a participant. In general, the interest rate is based on the prime rate plus 1.0% at the time the loan is made. As of December 30, 2014, interest rates on loans made under the Plan ranged between 4.3% and 10.0% per annum. For the plan year ended December 30, 2014, a participant also paid to Fidelity a $35 origination fee for processing a new Plan loan and a $15 annual maintenance fee for the life of the loan.
In general, any loan to a participant must be repaid through payroll deductions and be collateralized by up to 50% of the vested portion of the participant’s Plan account. The minimum term of any loan to a participant is 6 months, and the maximum term of a loan is 60 months.

h.	Investments: As of December 30, 2014, the following funds were available for investment under the Plan:

•	American Funds EuroPacific Growth Fund

•	Cincinnati Bell Inc. Common Stock Fund*

•	Fidelity Growth Company Fund*

•	Fidelity International Discovery Fund*

•	Fidelity Managed Income Portfolio II Fund*

•	Fidelity Mid-Cap Stock Fund*

•	Fidelity U.S. Equity Index Commingled Pool Fund*

•	LKCM Small Cap Equity Fund

•	PIMCO Total Return Fund

•	Vanguard Balanced Index Fund

•	Vanguard Mid-Cap Value Index Fund

•	Vanguard Target Retirement 2010 Fund

•	Vanguard Target Retirement 2015 Fund

•	Vanguard Target Retirement 2020 Fund

•	Vanguard Target Retirement 2025 Fund

•	Vanguard Target Retirement 2030 Fund

•	Vanguard Target Retirement 2035 Fund

•	Vanguard Target Retirement 2040 Fund

•	Vanguard Target Retirement 2045 Fund

•	Vanguard Target Retirement 2050 Fund

•	Vanguard Target Retirement 2055 Fund

•	Vanguard Target Retirement 2060 Fund

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS

•	Vanguard Target Retirement Income Fund

•	Vanguard Windsor II Fund
*    Party-in-interest funds
Purchases and sales of securities are reflected as of the trade date. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on an accrual basis.
Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

i.
Administrative Expenses: Administrative expenses of the Plan that are not clearly related to a specific investment fund are generally paid by the Company. However, the Plan permits certain of these expenses to be paid from the Plan assets and allocated and charged to each participant’s account based on the proportion that such participant’s account balance bears to all account balances under the Plan.

j.
Forfeitures: Any amounts forfeited by participants under the Plan are applied to reduce subsequent contributions of the Company to the Plan. At December 30, 2014 and 2013, unapplied forfeited amounts totaled $283 and $11,749 respectively.

k.
Transfer to/from Other Plans: If a Plan participant becomes a participant of the Cincinnati Bell Retirement Savings Plan, another defined contribution plan sponsored by the Company, or if a participant of the Cincinnati Bell Retirement Savings Plan becomes a participant of the Plan, the Plan account balance is generally transferred to and assumed by the recipient plan. These transfers are included in “Transfers to other Company-sponsored plans, net” on the Statement of Changes in Net Assets Available for Benefits.

l.
Uncertain Tax Positions: U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. There are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is not currently under audit by any taxing jurisdictions.

m.
Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits and the reported Changes in Net Assets Available for Benefits during the reporting period. Actual results could differ from these estimates.

n.
Recently Issued Accounting Standards: In May 2015, the FASB issued Accounting Standard Update ("ASU") 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The standard will be effective for fiscal years beginning after December 15, 2015 and will be applied retrospectively. Under the amendments in this update, investments for which fair value is measured at net asset value per share (or its equivalent) using the practical expedient should not be categorized in the fair value hierarchy. This update has no impact on the 2014 plan year. The Company will adopt this pronouncement when it becomes effective for the 2016 plan year.

(2)	Fair Value Measurements
The Plan’s investments in the Master Trust are stated at fair value. Mutual funds of the Plan are valued using the quoted market prices of the shares of each applicable mutual fund. The value of the Plan’s Cincinnati Bell Inc. Common Stock Fund was determined by the ending share values as last published by the New York Stock Exchange on December 30, 2014 and 2013. Common collective trust funds are valued at the NAV of units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.
Common collective trust funds with underlying investments in investment contracts are valued at the fair market value of the underlying investments and then adjusted to contract value. The Fidelity Managed Income Portfolio II Fund (the "MIP Fund"), a commingled pool, is a stable value fund that is presented at fair value and is adjusted to contract value because certain of the fund's investments are fully benefit-responsive investment wrap contracts. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to a portfolio in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and to protect a portfolio in extreme circumstances. Wrap contracts

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS

accrue interest using a formula called the "crediting rate". The crediting rate formula is used to convert market value changes in the underlying assets into income distributions in order to minimize the difference between market and contract value of the underlying assets over time. Using the crediting formula, an estimated future market value is calculated by compounding a portfolio's current market value at such portfolio's current yield to maturity for a period equal to such portfolio's duration. The crediting rate is the discount rate that equates that estimated future market value with such portfolio's current contract value. Credit rates are reset monthly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%.
The crediting rate, and hence a portfolio's return, may be affected by many factors, including purchases and redemptions by unitholders. The impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets. If the market value of underlying assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the underlying assets. If the market value of underlying assets is lower than their contract value, the crediting rate will ordinarily be lower than the yield of the underlying assets. If a portfolio experiences significant redemptions when the market value is below the contract value, a portfolio's yield may be reduced significantly, to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continued, a portfolio's yield could be reduced to zero. If redemptions continued thereafter, a portfolio might have insufficient assets to meet redemption requests, at which point a portfolio would require payments from the wrap issuer to pay further unitholder redemptions. The overall effective yield and crediting interest rate for the MIP Fund was approximately 1.7% and 1.4%, respectively for 2014 and 1.6% and 1.1%, respectively for 2013.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the common collective trust funds, plus earnings, less participant withdrawals and administrative expenses. The common collective trust funds impose certain restrictions on the Plan, and the common collective trusts may be subject to circumstances that impact its ability to transact at contract value. Such events include: the Plan’s failure to qualify under Section 401(a) of the IRC; the establishment of a Plan or similar fund that competes for employee contributions; changes in laws or regulations that could have a material adverse effect on the fund’s cash flow; amendments to the plan documents (including complete or partial termination or merger into an external plan); bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan. A wrap issuer may terminate a wrap contract if all of the terms of the wrap contract fail to be met. In the event that the market value of the covered assets is below contract value at the time of such termination, the terminating wrap provider would not be required to make a payment. Plan management believes that the occurrence of events that would cause the common collective trust funds to transact at less than contract value is not probable. Redemption for common collective trust funds is permitted daily and there are no unfunded commitments.
ASC 820 established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1 - Quoted market prices for identical instruments in an active market;
Level 2 - Quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs); and
Level 3 - Unobservable inputs that reflect management's determination of assumptions that market participants would use in pricing the asset or liability. These inputs are developed based on the best information available, including our own data.
There were no significant transfers between the fair value hierarchy levels in the year ended December 30, 2014. At December 30, 2014 and 2013, the fair value and placement in the fair value hierarchy of the underlying assets of the Cincinnati Bell Retirement Savings Plans Master Trust (the “Master Trust”) that are required to be measured at fair value on a recurring basis are as follows:

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS

(dollars in thousands)	December 30, 2014	Level 1	Level 2	Level 3
Mutual funds
Equity funds	$162,812	$162,812	$—	$—
Target date retirement funds	62,900	62,900	—	—
Fixed income funds	19,296	19,296	—	—
Balanced fund	4,561	4,561	—	—
Common collective trust funds
Stable value fund	22,584	—	22,584	—
Equity fund	21,687	—	21,687	—
Common stocks
Common shares of Cincinnati Bell Inc.	10,731	10,731	—	—
Total assets at fair value	$304,571	$260,300	$44,271	$—

(dollars in thousands)	December 30, 2013	Level 1	Level 2	Level 3
Mutual funds
Equity funds	$156,158	$156,158	$—	$—
Target date retirement funds	52,076	52,076	—	—
Fixed income funds	20,170	20,170	—	—
Balanced fund	3,857	3,857	—	—
Common collective trust funds
Stable value fund	24,389	—	24,389	—
Equity Fund	17,234	—	17,234	—
Common stocks
Common shares of Cincinnati Bell Inc.	12,417	12,417	—	—
Total assets at fair value	$286,301	$244,678	$41,623	$—

(3)	Interest in Master Trust
At December 30, 2014 and 2013, the Plan’s assets were held by the Master Trust. The Master Trust holds only the assets of the Plan and the Cincinnati Bell Retirement Savings Plan, an additional plan sponsored by the Company.
The purpose of the Master Trust is the collective investment of assets of the Plan and the Cincinnati Bell Retirement Savings Plan (collectively, the “Savings Plans”). Master Trust assets are allocated to the Savings Plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified to that Savings Plan. When applicable, net investment income, gains and losses, and expenses resulting from the collective investment of the assets are allocated to the Savings Plans in proportion to the fair value of the assets allocated to the Savings Plans.
As of December 30, 2014 and 2013, the Plan’s percentage of assets held in the Master Trust was 27%. The following table presents the fair value of the total investments held by the Master Trust, in which the Plan invests:

	December 30,
(dollars in thousands)	2014	2013
Mutual funds and common collective trust funds	$293,840	$273,884
Common shares of Cincinnati Bell Inc.	10,731	12,417
Net assets available to participating plans at fair value	$304,571	$286,301
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(325)	(344)
Net assets available to participating plans	$304,246	$285,957
During the plan year ended December 30, 2014, realized and unrealized gains and interest and dividends on investments held by the Master Trust were as follows:

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS

	Gain on Investments		Interest and Dividends
(dollars in thousands)	Realized	Unrealized
Mutual funds and common collective trust funds	$1,386	$7,809	$12,437
Common shares of Cincinnati Bell Inc.	69	(850)	—
	$1,455	$6,959	$12,437

The Plan’s portion of the gains on the Master Trust’s investments and investment income for the plan year ended December 30, 2014 was as follows:

	Gain on Investments		Interest and Dividends
(dollars in thousands)	Realized	Unrealized
Mutual funds and common collective trust funds	$197	$2,045	$3,263
Common shares of Cincinnati Bell Inc.	17	(362)	—
	$214	$1,683	$3,263

Based on fair value, the Plan’s share of the investments held in the Master Trust as of December 30, 2014 and 2013 that individually represent 5 percent or more of the Plan’s net assets available for benefits at fair value was as follows:

	December 30,
(dollars in thousands)	2014	2013
Fidelity Growth Company Fund	$12,033	$10,176
Fidelity Mid-Cap Stock Fund	8,519	8,065
Fidelity Managed Income Portfolio II Fund	8,391	8,496
Vanguard Windsor II Fund	8,137	7,049
American Funds EuroPacific Growth Fund	5,713	5,738
PIMCO Total Return Fund	5,644	5,743
Fidelity U.S. Equity Index Commingled Pool Fund	5,465	4,637
Vanguard Target Retirement 2020 Fund	4,648	*
Cincinnati Bell Inc. Common Stock Fund	4,567	5,195
* Investment did not exceed 5% of the Plan's net assets available for plan benefits at fair value.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS

(4)	Amendment or Termination of the Plan
While the Company has not expressed any intent to terminate the Plan and subject to collective bargaining requirements under applicable law, it reserves the right to amend or terminate the Plan at any time. In the event of the termination of the Plan, all affected participants’ accounts would become 100% vested.

(5)	Tax Status
The Internal Revenue Service issued on December 30, 2011, a favorable determination that the Plan meets the requirements of Section 401(a) of the Code and is exempt from federal income taxes under Section 501(a) of the Code.

(6)	Related Party Transactions
The Plan invests in the Master Trust, and the Master Trust’s investments include shares of Cincinnati Bell Inc. common stock and shares of mutual funds managed by Fidelity. Cincinnati Bell is the sponsor and administrator of the Plan, and Fidelity is the Plan’s trustee. Therefore, these investments qualify as party-in-interest transactions. Fees paid by the Plan to these parties-in-interest for the plan year were $11,848.
The amount of common stock of Cincinnati Bell Inc. held in the Master Trust for the Plan was 1,413,456 and 1,496,705 shares with a cost basis of $6,513,935 and $6,978,711 at December 30, 2014 and 2013, respectively.

(7)	Concentrations, Risks, and Uncertainties
The Master Trust has a significant concentration of investments in Cincinnati Bell Inc. common stock. A change in the value of the stock could cause the value of the Plan’s net assets to change significantly due to this concentration.
The Plan provides for various investment options in money market funds, mutual funds, commingled funds, and Cincinnati Bell Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and those changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits.

(8)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 30,
(dollars in thousands)	2014	2013
Net assets available for benefits per financial statements	$85,824	$79,494
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	121	120
Net assets available for benefits per the Form 5500	$85,945	$79,614

The following is a reconciliation of investment loss per the financial statements to the Form 5500:

(dollars in thousands)	December 30, 2014
Investment income from Master Trust per financial statements	$5,160
Adjustment from contract value to fair value for fully benefit-responsive investment contracts for the year ended December 30, 2013	(120)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts for the year ended December 30, 2014	121
Net investment gain per the Form 5500	$5,161

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 30, 2014
FORM 5500 SCHEDULE H (FORM 5500)
EIN 31-1056105
PLAN NUMBER - 004
(Dollars in thousands)

Issuer	Description of Investment	Current Value

Participant loans*	6 to 60 months (4.3% - 10.0%)	$2,501

*    Party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS AND SECURITY PLAN
By: Cincinnati Bell Inc.

June 29, 2015	/s/ Sarah E. Simpson
By: Sarah E. Simpson
Secretary - Employees’ Benefit Committee

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm - Barnes, Dennig & Co., LTD